UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LECG Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

523234102

(CUSIP Number)

Glenn Tongue
767 Fifth Avenue, 18th Floor
New York, NY  10153
(212) 386-7160

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whitney R. Tilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,001,148
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,001,148
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glenn H. Tongue
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,001,148
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,001,148
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,001,148
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,001,148
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,001,148
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,001,148
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,418,367
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,418,367
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,418,367
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.71%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Accredited Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 986,350
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 986,350
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,350
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.58%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Qualified Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 432,017
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 432,017
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tilson Offshore Fund, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 323,163
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 323,163
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,163
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 523234102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tilson Focus Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 259,618
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 259,618
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,618
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14.	TYPE OF REPORTING PERSON (see instructions) IC

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Alloy, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 767 Fifth Avenue, 18th Floor, New York, New York 10153.

Item 2.	Identity and Background.

(a)           This statement is being filed by Whitney R. Tilson, Glenn H. Tongue, T2 Partners Management, LP, a Delaware limited partnership, T2 Partners Group, LLC, a Delaware limited liability company, T2 Partners Management, LLC, a Delaware limited liability company, T2 Accredited Fund, LP, a Delaware limited partnership, T2 Qualified Fund, LP, a Delaware limited partnership, Tilson Offshore, Ltd, a Cayman corporation and Tilson Focus Fund, a registered investment company.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” All of the Reporting Persons are associated with a single investment advisory firm and as such make this filing jointly.

(b)           The principal business address of each of the Reporting Persons is 767 Fifth Avenue, 18th Floor, New York, NY 10153.

(c)           Whitney Tilson and Glenn Tongue are principals of T2 Partners Management, LLC, which serves as General Partner for T2 Accredited Fund, LP and Tilson Qualified Fund, LP. Whitney Tilson and Glenn Tongue are principals of T2 Partners Management, LP, which serves as Investment Adviser to T2 Accredited Fund, LP, Tilson Qualified Fund, LP, Tilson Offshore Fund, Ltd and Tilson Focus Fund. Whitney Tilson and Glenn Tongue are principals of T2 Partners Group, LLC, which is the General Partner for T2 Partners Management, LP.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Whitney R. Tilson and Glenn H. Tongue are citizens of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

Shares of the securities reported in this filing were purchased by T2 Accredited Fund, LP, T2 Qualified Fund, LP, Tilson Offshore, Ltd and Tilson Focus Fund (collectively “Tilson Funds”). The Shares purchased by the Tilson Funds were purchased with working capital in open market purchases. The aggregate purchase cost of the 2,001,148 Shares beneficially owned by the Reporting Persons in the aggregate is approximately $2,585,065 including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 38,215,579 Shares outstanding as of September 30, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2010.

As of the close of business on February 14, 2011, T2 Accredited Fund, LP beneficially owned 986,350 Shares, representing approximately 2.58% of the Shares outstanding.

As of the close of business on February 14, 2011, T2 Qualified Fund, LP beneficially owned 432,017 Shares, representing approximately 1.13% of the Shares outstanding.

As of the close of business on February 14, 2011, Tilson Offshore Fund, Ltd beneficially owned 323,163 Shares, representing approximately 0.85% of the Shares outstanding.

As of the close of business on February 14, 2011, Tilson Focus Fund beneficially owned 259,618 Shares, representing approximately 0.68% of the Shares outstanding.

T2 Partners Management, LP serves as Investment Adviser to the Tilson Funds and as such, may be deemed to beneficially own 2,001,148 Shares, representing 5.24% of the Shares outstanding as of the close of business February 14, 2011.

T2 Partners Group, LLC is the General Partner to T2 Partners Management, LP and as such, may be deemed to beneficially own 2,001,148 Shares, representing 5.24% of the Shares outstanding as of the close of business February 14, 2011.

T2 Partners Management, LLC serves as General Partner to T2 Accredited Fund, LP and T2 Qualified Fund, LP and as such, may be deemed to beneficially own 1,418,367 Shares, representing 3.71% of the Shares outstanding as of the close of business February 14, 2011.

Glenn H. Tongue is a principal of T2 Partners Management, LP, T2 Partners Group, LLC and T2 Partners Management, LLC and as such, may be deemed to beneficially own 2,001,148 Shares, representing 5.24% of the Shares outstanding as of the close of business February 14, 2011.

Whitney R. Tilson is a principal of T2 Partners Management, LP, T2 Partners Group, LLC and T2 Partners Management, LLC and as such, may be deemed to beneficially own 2,001,148 Shares, representing 5.24% of the Shares outstanding as of the close of business February 14, 2011.

(b)           Glenn H. Tongue and Whitney R. Tilson have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of all Shares reported in this filing.

(c)           All of the following transactions were effected in the open market.

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

T2 Accredited Fund, LP

59,938	1.37	12/15/2010
6,708	1.39	12/17/2010
6,698	1.43	12/28/2010
20,815	1.40	12/31/2010
5,992	1.51	01/10/2011
6,237	1.47	01/11/2011
1,893	1.48	01/26/2011
88,118	1.80	01/28/2011
18,382	1.58	01/31/2011
25,567	1.55	02/01/2011
124,453	1.73	02/02/2011
17,327	1.66	02/03/2011
215	1.64	02/03/2011
14,104	1.64	02/04/2011
15,145	1.69	02/07/2011
38,957	1.18	02/07/2011
50,184	1.13	02/08/2011
33,852	1.04	02/09/2011
72,521	1.08	02/10/2011
72,012	1.00	02/11/2011
87,587	0.91	02/14/2011

T2 Qualified Fund, LP

25,616	1.37	12/15/2010
2,871	1.39	12/17/2010
2,868	1.43	12/28/2010
8,976	1.40	12/31/2010
2,655	1.51	01/10/2011
2,767	1.47	01/11/2011
836	1.48	01/26/2011
38,931	1.80	01/28/2011
8,120	1.58	01/31/2011
11,295	1.55	02/01/2011
54,872	1.73	02/02/2011
7,624	1.66	02/03/2011
95	1.64	02/03/2011
6,202	1.64	02/04/2011
6,656	1.69	02/07/2011
17,121	1.18	02/07/2011
22,434	1.13	02/08/2011
15,116	1.04	02/09/2011
32,392	1.08	02/10/2011
32,161	1.00	02/11/2011
39,028	0.91	02/14/2011

Tilson Offshore Fund, Ltd

18,878	1.37	12/15/2010
2,159	1.39	12/17/2010
2,162	1.43	12/28/2010
6,949	1.40	12/31/2010
2,015	1.51	01/10/2011
2,099	1.47	01/21/2011
635	1.48	01/26/2011
29,592	1.80	01/28/2011
6,173	1.58	01/31/2011
8,593	1.55	02/01/2011
41,709	1.73	02/02/2011
5,800	1.66	02/03/2011
72	1.64	02/03/2011
4,718	1.64	02/04/2011
5,065	1.69	02/07/2011
13,027	1.18	02/07/2011
16,979	1.13	02/08/2011
11,439	1.04	02/09/2011
24,522	1.08	02/10/2011
24,350	1.00	02/11/2011
29,631	0.91	02/14/2011

Tilson Focus Fund

14,684	1.37	12/15/2010
1,662	1.39	12/17/2010
1,694	1.43	12/28/2010
5,264	1.40	12/31/2010
1,573	1.51	01/10/2011
1,626	1.47	01/11/2011
494	1.48	01/26/2011
23,459	1.80	01/28/2011
4,841	1.58	01/31/2011
6,741	1.55	02/01/2011
32,835	1.73	02/02/2011
4,593	1.66	02/03/2011
57	1.64	02/03/2011
3,733	1.64	02/04/2011
4,052	1.69	02/07/2011
10,421	1.18	02/07/2011
13,754	1.13	02/08/2011
9,461	1.04	02/09/2011
20,565	1.08	02/10/2011
20,477	1.00	02/11/2011
25,116	0.91	02/14/2011

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of Shares reported in this filing.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Glenn H. Tongue and Whitney R. Tilson have shared ownership and/or management over each of the other Reporting Persons identified in this account.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 523234102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T2 Partners Management, LP

By:	T2 Partners Group, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Partners Group, LLC

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Partners Management, LLC

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Accredited Fund, LP

By:	T2 Partners Management, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Qualified Fund, LP

By:	T2 Partners Management, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

Tilson Offshore Fund, Ltd

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Director

Tilson Focus Fund

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Trustee

/s/ Whitney R. Tilson
Whitney R. Tilson

/s/ Glenn H. Tongue
Glenn H. Tongue